82-3116

GREAT QUEST
METALS LTD.

RECEIVED
2005 MAY 23 A 11:2
CORPORATE

April 25, 2005

SUPPL

05008848

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on April 25, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

PROCESSED
JUN 13 2005
THOMSON
FINANCIAL

/jn
enclosure

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

April 25, 2005
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Announces the Commencement of Diamond Drilling on the Djambaye 2 Gold Zone

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is pleased to announce that the diamond drill has finally arrived in Kenieba, western Mali, West Africa, and the first hole on the Djambaye 2 gold zone will start on Wednesday, April 27, 2005. Because of the fact that there have been so many delays with the arrival of the drill, the drillers have promised a second drill in 20 days. Marvin Mitchell is the Qualified Person, pursuant to NI 43-101, on the project.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

N E W S R E L E A S E